                                                                Exhibit 12.1

                                     UNITED WASTE SYSTEMS, INC.
                                RATIO OF EARNINGS TO FIXED CHARGES
                                             (UNAUDITED)

                                                                                            Six Months
                                              Years ended December 31,                       June 30,
                            1991         1992        1993         1994           1995         1996
Pretax income
  from continuing
  operations            $  (884,557)  $3,268,555  $16,485,591  $28,953,722   $43,609,343   $22,225,686
Fixed charges             3,008,606    3,309,877    5,179,058    7,335,587    11,713,791     7,906,912
Less:
  Capitalized
  interest                 (514,506)    (156,897)    (301,000)    (722,000)   (1,349,000)     (437,000)
Amortization of
  previously
  capitalized
  interest                   85,533      145,916      125,849      173,983       263,916       293,049
  Total earnings
    (loss)              $ 1,695,076   $6,567,451  $21,489,498  $35,741,292   $54,238,050   $29,988,647
Interest
  expense               $ 2,417,000   $3,028,133  $ 4,705,363  $ 6,424,630   $10,061,290   $ 7,206,432
Interest
  capitalized               514,506      156,897      301,000      722,000     1,349,000       437,000
Amortization
  of debt
  issue costs                34,393       52,523      123,470      146,134       260,000       251,021
Interest portion
  of rental
  expense                    42,707       72,324       49,225       42,823        43,501        12,459
  Total fixed
    charges             $ 3,008,606   $3,309,877  $ 5,179,058  $ 7,335,587   $11,713,791   $ 7,906,912
Ratio of
  earnings to
  fixed charges                   .6         2.0          4.1          4.9           4.6           3.8
